VIRYANET LTD.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒        No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached is the Company’s Press Release dated August 8, 2005, entitled “ViryaNet Completes $1.2M Financing Transaction”

VIRYANET LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: August 9, 2005	By:	/s/ ALBERT A. GABRIELLI
	Name:	Albert A. Gabrielli
	Title:	Chief Financial Officer

VIRYANET LTD.

Exhibit Index

Exhibit No.	Description
99.1	Press release issued by the Company dated August 8, 2005, entitled “ViryaNet Completes $1.2M Financing Transaction”

EXHIBIT 99.1

VIRYANET LTD.

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli	Jack McAvoy
ViryaNet	ViryaNet
albert.gabrielli@viryanet.com	jack.mcavoy@viryanet.com

VIRYANET COMPLETES $1.2M FINANCING TRANSACTION

Equity and Convertible Financing From Existing Institutional Investor

Southborough, Massachusetts — August 8, 2005 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and field service delivery, today announced that it has completed a financing transaction with an existing shareholder, LibertyView Special Opportunities Fund, L.P., which will provide $1.2 million of cash to the Company. LibertyView Special Opportunities Fund, L.P. is managed by Neuberger Berman, LLC, a Lehman Brothers Company.

The transaction includes an equity investment of $0.7 million at a price of $2.10 per Ordinary Share with warrants to purchase up to 116,666 Ordinary Shares at an exercise price of $2.10 per Ordinary Share, and an increase in the amount of the existing $2.5 million convertible loan with LibertyView to $2.98 million. The fixed conversion price for the entire value of the convertible loan has been adjusted to $2.205 per Ordinary Share, and may be converted to Ordinary Shares at the discretion of LibertyView at any time during the term of the loan. The convertible loan bears interest of 7.5%, payable quarterly in cash, and is eight years in duration. The lender has the option to request earlier repayment during fixed time periods beginning in July of 2008.

The Company has agreed to file a registration statement with the SEC covering the Ordinary Shares from the equity investment and related warrants and the resale of the Ordinary Shares, which may be issued upon conversion of the convertible loan in accordance with the fixed conversion price explained above, subject to certain terms and conditions.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics and repairs management.

VIRYANET LTD.

Customers in the utility, telecommunications, grocery and retail, and other service industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction. Visit ViryaNet at www.viryanet.com.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated July 15, 2005, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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